Exhibit 99.1

MegaChips and Silicon Motion Co-Develop World’s Smallest and Lowest Power ISDB-T Mobile TV Tuner-Demodulator SoC

Taipei, Taiwan, October 15, 2008 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; “the Company”), a leading fabless semiconductor company that designs, develops and markets semiconductor solutions for multimedia consumer electronics, today announced that MegaChips Corporation (Tokyo Stock Exchange: 6875; “MegaChips”), a leading fabless system LSI company in Japan, and the Company have jointly developed the world’s smallest and lowest power consumption ISDB-T1 mobile TV tuner

2-demodulator3 SoC4.

MegaChips has been offering ISDB-T demodulator solutions since One-Seg digital terrestrial mobile TV service was first launched in Japan in April 2006. Silicon Motion markets its mobile TV products under the “FCI” brand and introduced its first S-DMB silicon tuner in February 2005 and T-DMB silicon tuner in February 2006, around when Korea started offering digital satellite and terrestrial mobile TV broadcasts.

“Our ISDB-T SoC is the product of a strong and synergistic partnership,” said Dr. Sangwoo Han, General Manager and Senior Vice President of Silicon Motion’s Mobile Communications products. “MegaChips is one of the top suppliers of mobile TV baseband ICs to the Japanese handset industry and Silicon Motion’s Mobile Communications business, which markets under the ‘FCI’ brand, is one of Korea’s leading suppliers of mobile TV silicon tuners. We are proud to be pooling our high performance silicon tuner technologies with MegaChips’ best-in-class demodulator solutions to develop the world’s smallest and lowest power consumption SoC for Japan, Brazil, and other ISDB-T markets.”

Dr. Yukihiro Ukai, President and CEO, of MegaChips added, “Japan and Korea are the world’s leading markets in terms of mobile TV adoption and technology development. About two-thirds of all new mobile phones sold in Japan can already receive digital terrestrial free-to-air mobile TV signals based on the ISDB-T standard, which is a technology that is popularly known as ‘One-Seg’ in Japan. Korea is the second largest mobile TV market in the world after Japan, with mobile TV adoption rates approaching the

[1]	ISDB-T (Integrated Services Digital Broadcasting for Terrestrial)—a standard for digital television currently deployed in Japan and Brazil, and being considered in other Latin American countries. One-Seg is part of the ISDB-T standard, but utilizes a lower bit-rate demodulation for mobile TV signals.
[2]	Tuner—an integrated circuit that detects radio-frequency (RF) signals and converts them to a form suitable for further processing.
[3]	Demodulator—an integrated circuit that removes modulation from a signal to recover the original baseband signal and its information content.
[4]	SoC (System-on-Chip)—a single integrated circuit that contains within the IC all components of an electronic system.

high levels in Japan. Korea and Japan are two markets where mobile TV usage is increasingly ubiquitous, whether on the street, in subways, or automobiles. Some of the best mobile TV tuner technologies in the world are being developed in Korea. Silicon Motion’s ‘FCI’ products are among the most technologically advanced in the world, and we are therefore proud to be pooling technologies with Silicon Motion to bring innovation to our customers.”

A single chip solution best meets the requirement of mobile device OEMs in terms of reduced package size, component count, and power consumption. Key product features include:

•	The world’s smallest size ISDB-T SoC (3.02mm × 3.02mm × 0.35mm WLCSP5), realized by integrating RF tuner and OFDM[6] demodulation parts in one IC;

•	A built-in LNA[7] circuit that improves receiver sensitivity and reduces package size and the number of components;

•	Unique demodulator and tuner circuit technologies that reduce power consumption to as low as 55mW during operation; and

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Availability of two types of packages: A WLCSP (0.4mm ball pitch) package, which is ideal for high-density miniature modules, and a BGA[8] package (0.5mm ball pitch), which is preferred for board mounted applications.

Sample shipments of both packages are scheduled for 1Q 2009.

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About MegaChips:

MegaChips Corporation (1st section of the TSE: 6875) was established in 1990 as an innovative fabless company dedicated to system LSIs with the goal of integrating LSIs and systems knowledge. Our focus is on the development of cutting-edge system LSIs and systems products incorporating our original algorithms and architecture in the areas of image, audio, and communications, and using the advances we achieve to offer outstanding products and solutions that meet the needs of our clients.

For additional information, please visit: www.megachips.co.jp.

[5]	WLCSP (Wafer-Level Chip Size Package)—packaging an integrated circuit at wafer level, instead of the traditional process of assembling the package of each individual die after wafer dicing.
[6]	OFDM (Orthogonal Frequency Division Multiplexing)—A method of digital modulation in which a signal is split into several narrowband channels at different frequencies. OFDM is used in digital terrestrial broadcasting.
[7]	LNA (Low Noise Amplifier)—a type of amplifier used in communication systems to amplify very weak signals captured by an antenna. LNA is mounted at the early stage of a tuner circuit.
[8]	BGA (Ball Grid Array)—a surface-mount package that utilizes an array of metal spheres or balls as the means of providing external electrical interconnection.

Product Information Request

MegaChips Corporation

ASSP Sales Department, Specific Use Business Headquarters, Sales: Miyake

4-1-6, Miyahara, Yodogawa-ku, Osaka, 532-0003 Japan

Tel: +81-6-6399-2885 (Direct)

Press Relations and IR

MegaChips Corporation

Finance & Accounting Office, Public Relations Department

Tel: +81-6-6399-2884 (Main)

Fax: +81-6-6399-2886

E-mail: ir-team@megachips.co.jp

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About Silicon Motion:

Silicon Motion is a fabless semiconductor company that designs, develops, and markets innovative high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

For additional information on Silicon Motion, please visit: www.siliconmotion.com.

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 E-mail: sara.hsu@siliconmotion.com.tw

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